October 22, 2024

Zhengjun Tao
Chief Executive Officer
Haoxin Holdings Limited
Room 329-1, 329-2, No.1 Xingye Yi Road
Ningbo Free Trade Zone
Ningbo, Zhejiang Province 315807
People's Republic of China

       Re: Haoxin Holdings Limited
           Amendment No. 10 to Registration Statement on Form F-1
           Filed October 11, 2024
           File No. 333-269681
Dear Zhengjun Tao:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 10 to Registration Statement on Form F-1 filed October 11, 2024 Management's Discussion and Analysis, page 65
Results of Operations, page 68
For the Six Months ended June 30, 2024 and 2023, page 68
Revenues, page 68

1. Please expand your discussions to include separate quantifications of changes in revenue amounts that were due to changes in prices, changes in volumes, and other factors. Add operating metrics, such as number of trips, total miles driven, average revenue per mile or per trip, further segregated by temperature-controlled truckload versus urban delivery services or by regions/areas, as necessary to support your
       discussions and to enhance readers    understanding of your business and
results of
 October 22, 2024
Page 2

       operations. Make similar revisions to your discussions for the years ended December
       31, 2023 and 2022. Refer to the guidance in Items 5 and 5.A.1 of Form
20-F,
       applicable by Item 4.a. of Form F-1.


       Please contact Joseph Klinko at 202-551-3824 or Lily Dang at 202-551-3867 if you
have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Daniel Morris at 202-551-3314 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   William S. Rosenstadt